Capita Selects Jacada to Provide Robotic Automation, Unified Agent Desktop, and Agent Guidance Solutions for Leading Telecom Client

Jacada Customer Service Technology Chosen for High Profile Project to Support Over 5,000 Agents

ATLANTA, GA -- (Marketwired - May 26, 2016) - Jacada Ltd. (OTCQB: JCDAF), a leading global provider of customer experience technology designed to simplify the interaction between businesses and their customers, announced today that Capita, a leading United Kingdom business process outsourcing and professional services company has signed a material deal with Jacada to provide a comprehensive unified agent desktop, robotic process automation, and agent guidance / scripting solution in support of its major UK telecommunications services client. The project, which includes a comprehensive suite of products and services from Jacada is expected to be used by over 5,000 contact center agents.

The specific Jacada solutions and products include:

--  Jacada Integration and Automation (JIA) which provides process guidance, enhances existing workflows, and robotic automation to eliminate redundant data entry while simplifying lengthy navigation sequences.
--  Jacada Agent Scripting (JAS) that guides the customer service agent through an optimized interaction with the customer.
--  Jacada Workspace Agent Desktop, a contact center unified desktop solution that streamlines the agent's interactions with a large number mission-critical applications to provide an improved agent and customer service experience.

"Although the origins for this project date back many years, stemming from previous projects with the end client, this new deal emphasizes the trust and dependability that large BPOs and their clients have in Jacada technology," says Guy Yair, Co-Chief Executive Officer of Jacada. "Having a long customer service technology history and being able to provide a comprehensive suite of contact center products is what allows Jacada to be selected to work with the leading BPOs and telecoms in their industries."

About Jacada

Jacada Inc. enables organizations to deliver effortless customer self-service and agent assisted interactions by implementing cutting-edge mobile, smart device, and web based visual IVR solutions, as well as optimized agent desktops, and business process optimization tools. Customers can benefit from an improved customer experience at every touch point with the organization, whether at the contact center, on the mobile, the website, or at the retail store. Most Jacada deployments provide complete return on investment within the first three to seven months after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Senior Digital Marketing Manager
Jacada
770-776-2326
ljudge@jacada.com